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Tammy Knight

954 468 7939

tammy.knight@hklaw.com

September 29, 2014

Via E-mail and EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Michael R. Clampitt

Re:	SWK Holdings Corporation (“SWK”)
Amendment No. 5 to Registration Statement on Form S-l
Filed September 5, 2014
File No. 333-193942 (the “Registration Statement”)

Dear Mr. Clampitt:

On behalf of SWK, we hereby respond to the Staff’s comment letter, dated September 23, 2014. SWK’s responses to the comments are set forth below.

General

1.      Please confirm to the staff that, in future Exchange Act filings, you will revise your disclosure to correspond with the changes that you have made to this registration statement as a result of our comments.

Response to Comment 1

SWK confirms that, in future Exchange Act filings, it will revise its disclosure to correspond with the changes that it has made to the Registration Statement as a result of the staff’s comments.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Michael R. Clampitt

September 29, 2014

Cover Page

2.      We note that some of the specifics of the subscription rights offering have changed. Please advise the staff supplementally why the subscription ratio has decreased and why officers and directors have indicated that they intend to purchase a smaller number of shares in the offering. In addition, disclose the current number of outstanding shares.

Response to Comment 2

Change in Subscription Ratio

On August 18, 2014, SWK completed the sale of 55,908,000 shares of common stock to funds affiliated with Carlson Capital, L.P. (the “Initial Share Issuance”). The Initial Share Issuance constituted a Corporate Transaction for purposes of SWK’s 2010 Equity Incentive Plan, which resulted in the acceleration of vesting of 540,000 shares of common stock held by members of the Board of Directors. The vesting of these shares increased the number of shares eligible to participate in the rights offering.  Please note that funds affiliated with Carlson Capital, L.P. have contractually agreed that the shares issued pursuant to the Initial Share Issuance are not eligible to participate in the rights offering. SWK did not increase the number of shares of common stock being issued pursuant to the rights offering, and as a result, the subscription ratio (defined as shares issuable in the rights offering divided by shares eligible to participate in the rights offering) declined. Please see the table below for the calculation.

	Subscription Ratio
	Pre-Initial Share Issuance	Post Initial Share Issuance	Change in Shares
Shares of Common Stock Outstanding	43,174,894	99,082,894	55,908,000
Less Treasury Shares	(534)	(534)	—
Less Unvested Restricted Stock Outstanding	(1,665,000)	(1,125,000)	540,000
Less Shares Issued in Initial Share Issuance	—	(55,908,000)	(55,908,000)
Total Shares Eligible for Rights Offering	41,509,360	42,049,360	540,000

Gross Proceeds from Rights Offering	$12,500,000	$12,500,000
Subscription Price	$0.86	$0.86
Shares Issuable in Rights Offering	$14,534,884	$14,534,884

Subscription Ratio*	0.35015919	0.345662431	(0.0044968)

* Defined as Shares Issuable in Rights Offering Divided by Shares Eligible for Rights Offering

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Michael R. Clampitt

September 29, 2014

Reason for Decrease in Number of Shares Officers and Directors Intend to Purchase

In total, the number of shares of common stock SWK’s officers and directors intend to purchase in the rights offering decreased by 268,490 shares. This decrease was caused by three factors.  First, due to the change of the members of the Board of Directors in conjunction with the Initial Share Issuance, Michael Margolis, John Nemelka and William Clifford are no longer members of the Board. In the aggregate, Messrs. Margolis and Clifford previously indicated that they intended to purchase 347,920 shares of common stock through the rights offering. As they are no longer members of the Board of Directors, their purchase intentions are no longer included in the number of shares intended to be purchased by officers and directors. Second, due to the decrease in the subscription ratio, the number of shares of common stock Brett Pope, Winston Black and Charles Jacobson are able to purchase decreased by 1,485 shares.  Lastly, as a result of the Corporate Transaction described above, Michael Weinberg, the current Chairman of the Board, had 235,000 shares of restricted stock vest, increasing the shares of common stock owned by him eligible to participate in the rights offering. Please see the table below:

Prior Amount of Shares Directors and Officers Intended to Purchase	488,045
Less Shares due to:
Michael Margolis Departure from Board	(305,900)
William Clifford Departure from Board	(42,020)
Decrease in Subscription Rights Ratio	(1,485)
Plus Shares due to:
Michael Weinberg Restricted Stock Units Vesting	80,915

Total Shares Directors and Officers Intend to Purchase	219,555

Number of Outstanding Shares

SWK has disclosed on the cover page of the prospectus the number of shares of common stock outstanding.

Questions and Answers Relating to the Rights Offering

How many shares will the Standby Purchaser and its affiliates own after the offering?, page 5

3.      Based on your disclosure on page 6, it appears that affiliates of Carlson Capital will not hold more the 69% ownership in the aggregate. Please revise to explain whether Carlson Capital has contractually agreed to limit its ownership to 69%. Please make any corresponding changes to your disclosure in Risk Factors on page 16.

Response to Comment 3

SWK has revised the disclosure on pages 6 and 16 to explain that pursuant to the stockholder rights agreement, Carlson Capital and its affiliates cannot own over 76% of SWK’s issued and outstanding shares without triggering the purchase rights under the stockholder rights agreement.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Michael R. Clampitt

September 29, 2014

Risk Factors

If we are unable to substantially utilize our NOL carryforwards…, page 20

4.      Please revise your disclosure to clarify whether you currently anticipate losing your NOL carryforwards a result of the Initial Share Issuance or this subscription rights offering.

Response to Comment 4

SWK has revised the disclosure on page 20 of the Registration Statement to clarify that it does not anticipate that the Initial Share Issuance, the purchase of additional shares by funds affiliated with Carlson Capital to maintain their 69% ownership, or the rights offering will limit its ability to utilize the NOL carryforward amounts.

Please direct any questions or comments regarding this letter or the Registration Statement to me at 954-468-7939.

Very truly yours,
HOLLAND & KNIGHT LLP
/s/ Tammy Knight
Tammy Knight

cc:	Via E-mail
Erin Purnell
Laurie Green
J. Brett Pope